                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          RENT-A-WRECK OF AMERICA, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    760098103
                                    ---------
                                 (CUSIP Number)


                                  March 3, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [ ]      Rule 13d-1(b)
                   [X]      Rule 13d-1(c)
                   [ ]      Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages
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---------------------                                          -----------------
CUSIP No.   760098103                13G                       Page 2 of 6 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 6 pages
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Item 1(a)                          Name of Issuer:
                                   ---------------

                                   Rent-A-Wreck of America, Inc. (the "Issuer")

Item 1(b)                          Address of Issuer's Principal Executive
                                   ---------------------------------------
                                   Offices:
                                   --------

                                   11460 Cronridge Drive
                                   Suite 118
                                   Owings Mills, Maryland 21117

Items 2(a)                         Name of Person Filing:
                                   ----------------------

                                   This statement is being filed by Cumberland
                                   Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, nine securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)                          Address of Principal Business Office:
                                   -------------------------------------

                                   The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)                          Citizenship:
                                   ------------

                                   Cumberland Associates LLC is a New York
                                   limited liability company. Each of the
                                   Members is a citizen of the United States.

Item 2(d)                          Title of Class of Securities:
                                   -----------------------------

                                   Common Stock, par value $.01 per share
                                   (the "Shares")

Item 2(e)                          CUSIP Number:
                                   -------------

                                   760098103

Item 3                             Not Applicable

                               Page 3 of 6 Pages

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Item 4                             Ownership:
                                   ----------

Item 4(a)                          Amount Beneficially Owned:
                                   --------------------------

                                   As of the date hereof, Cumberland Associates
                                   LLC beneficially owns no Shares.

Item 4(b)                          Percent of Class:
                                   -----------------

                                   The number of Shares of which Cumberland
                                   Associates LLC may be deemed to be the
                                   beneficial owner constitutes 0.0% of the total number of Shares outstanding.

Item 4(c)                          Number of shares as to which such person has:
                                   ---------------------------------------------

                                   (i)  Sole power to vote or to direct the
                                        vote:
                                        0

                                   (ii) Shared power to vote or to direct the
                                        vote:  0

                                   (iii)Sole power to dispose or to direct the
                                        disposition of:  0

                                   (iv) Shared power to dispose or to direct the
                                        disposition of:  0

Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------

                                            If this statement is being filed to
                                    report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6                             Ownership of More than Five Percent on Behalf
                                   ---------------------------------------------
                                   of Another Person:
                                   ---------------------------------------------

                                   The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their partnership interests in each such Account.

Item 7                             Identification and Classification of the
                                   ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------

                                   Not Applicable

                               Page 4 of 6 pages

Item 8                     Identification and Classification of Members
                           --------------------------------------------
                           of the Group:
                           -------------

                                    Not Applicable

Item 9                     Notice of Dissolution of Group:
                           ------------------------------

                                    Not Applicable

Item 10                    Certification:
                           --------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







                               Page 5 of 6 pages
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 30, 1998

                                            CUMBERLAND ASSOCIATES LLC

                                            By: /s/ K. Tucker Anderson
                                                --------------------------
                                            Name:  K. Tucker Andersen
                                            Title: Member















                               Page 6 of 6 pages